EXHIBIT 7.1 - RATIO OF EARNINGS TO FIXED CHARGES
CNH INDUSTRIAL N.V.

	For the Years Ended December 31,
	2020	2019	2018	2017	2016
Earnings:
Income before taxes and equity income	$(505)	$1,170	$1,466	$659	$(22)
Add:
Dividends received from unconsolidated affiliates	32	15	47	49	63
Fixed Charges	734	857	873	968	1,052
Amortization of capitalized interest	14	15	13	15	20
Less:
Interest capitalized	(7)	(5)	(6)	(7)	(7)
Total earnings	$268	$2,052	$2,393	$1,684	$1,106

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$678	$798	$812	$940	$1,026
Interest capitalized	7	5	6	7	7
Estimate of the interest component of rental expense	49	54	55	21	19
Total fixed charges	$734	$857	$873	$968	$1,052

Ratio of earnings to fixed charges	0.37	2.39	2.74	1.74	1.05